                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (AMENDMENT NO. 31)(1)

                               Synergy Brands Inc.
                                (Name of Issuer)

                          Common Stock, $.001 per share
                         (Title of Class of Securities)

                                    87159E402
                                 (CUSIP Number)

  Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239)
                                    262-8577
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 18, 2007
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                Page 1 of 5 pages

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                                  -----------
CUSIP NO. 87159E402                    13D                           PAGE 2 of 7
-------------------                                                  -----------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF-OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,049,248
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          470,224
    EACH       -----------------------------------------------------------------
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    WITH            2,049,248
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    470,224
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,519,472
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN-IA-OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 5


     INTRODUCTION

     This constitutes Amendment No. 31 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated September 26, 2001, as amended (the "Statement"), relating to the common stock, par value $0.001 per share (the "Shares") of Synergy Brands Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 223 Underhill Blvd., Syosset, New York 11791. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

     ITEM 4. PURPOSE OF THE TRANSACTION

     Item 4 of the Statement is hereby amended by adding the following at the end thereof:

     The purpose of this Amendment is to report that since the filing of Amendment No. 30 to the Statement, dated January 25, 2007, Milfam I L.P., an affiliate of the reporting person ("Milfam"), entered into a letter agreement, dated May 18, 2007 (the "Letter and Option Agreement"), with Quality Food Brands, Inc., a Nevada corporation and an indirect, majority-owned subsidiary of the Company ("QFB") and Laurus Master Fund, Ltd. ("Laurus"), pursuant to which QFB granted to Milfam an irrevocable right and option to enter into a securities purchase agreement and a related security agreement and to receive from QFB in connection therewith a 9% secured promissory note in the outstanding principal amount of $2,375,000 and a warrant to acquire up to 15% of the shares of the common stock of QFB on a fully diluted basis (collectively the "QFB/Milfam Loan Documents").

     As more specifically described in the Letter and Option Agreement and pursuant to the terms thereof, if Milfam exercises its right to enter into the QFB/Milfam Loan Documents, such agreements shall be substantially similar to the loan agreements (the "QFB/Laurus Loan Documents"), executed by and between QFB and Laurus, dated as of May 18, 2007. The QFB/Laurus Loan Documents are hereby incorporated by reference herein to that certain Form 8-K filed by the Company on May 23, 2007 and attached as exhibits thereto. Milfam's right to exercise its option pursuant to the Letter and Option Agreement shall expire no later than August 31, 2007.

     In connection with entering into the Letter and Option Agreement, Milfam also entered into that certain Right of First Refusal Agreement, dated as of May 18, 2007, by and among QFB, Laurus and Milfam (the "QFB ROFR"). As more specifically set forth therein and provided that Milfam exercises its option to enter into the QFB/Milfam Loan Documents, Laurus will be required (prior to transferring all or a portion of its warrant to acquire a 15% equity interest in QFB to any third party) to give the Company, and then Milfam (in the event the Company declines to exercise it's right of first refusal) an opportunity to purchase such portion of Laurus' warrant pursuant to the same terms as Laurus shall have offered an unrelated third party.

     The foregoing descriptions of the Letter and Option Agreement and the QFB ROFR does not purport to be complete and is qualified in its entirety by reference to such documents, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

     As Mr. Miller is a director of the Company and as QFB is an indirect, majority-owned subsidiary of the Company, the terms and conditions of the Letter and Option Agreement, the QFB ROFR and the other related QFB/Milfam Loan Documents were negotiated between the parties at arm's length and all

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                                                                     Page 4 of 7


parties were represented by independent professional advisors in evaluating the terms of the aforementioned transaction documents. The material terms and conditions and the fact that the transaction between an indirect, majority-owned subsidiary of the Company was a related party transaction was fully disclosed to the board of directors of the Company and such persons used their reasonable business judgment in determining that such transaction was in the best interest of the shareholders of the Company.

     Except as described above in this Item 4 and herein and in engaging in matters as a member of the board of directors of the Company, Mr. Miller does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of
Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and its subsidiaries and the general business and future prospects of the Company and its subsidiaries. Mr. Miller may take any other action with respect to the Company or its subsidiaries or any of the Company's or its subsidiaries debt or equity securities in any manner permitted by applicable law.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Statement is hereby amended and restated in its entirety as follows:

     "(a) Mr. Miller beneficially owns 2,519,472 Shares which is 30.1% of the 8,365,042 outstanding Shares pursuant to the Company's 10Q filed on May 15, 2007.

     As of the date hereof, 404,272 of such beneficially owned Shares are owned of record by Trust A-4; 15,952 of such beneficially owned Shares are owned of record by Trust C; 1,167,500 of such beneficially owned Shares are owned of record by Milfam I L.P.; 45,900 of such beneficially owned Shares are owned of record by Milfam II L.P.; 835,848 of such beneficially owned Shares are owned of record by Mr. Miller directly; 25,000 of such beneficially owned Shares are owned of record by Trust A-2; and 25,000 of such beneficially owned Shares are owned of record by Trust A-3.

     (b) Mr. Miller has or may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-4, Trust C, Trust A-2 and Trust A-3. Mr. Miller has or may be deemed to have sole voting power and sole dispositive power for all such shares held of record by Milfam I L.P., Milfam II L.P. and Mr. Miller directly.

     (c) The following table details the transactions effected during the past sixty days:

                      MILFAM I L.P.
Date of Transaction   Number of Shares Acquired   Price Per Share
April 9, 2007         18,000                      *

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                                                                     Page 5 of 7


April 9, 2007         10,000                      **

                      LLOYD I. MILLER, III
Date of Transaction   Number of Shares Acquired   Price Per Share
April 9, 2007         10,000                      **

                      TRUST A-2
Date of Transaction   Number of Shares Acquired   Price Per Share
April 9, 2007         5,000                       **

                      TRUST A-3
Date of Transaction   Number of Shares Acquired   Price Per Share
April 9, 2007         5,000                       **

* These shares were beneficially acquired by Mr. Miller pursuant to Section 14(b) of the subscription agreement dated as of November 1, 2004 between the Company and Milfam I L.P., (the "November Subscription Agreement"). The November Subscription Agreement was filed as Exhibit 100.2 to Mr. Miller's Amendment No. 21 to the Statement and is hereby incorporated by reference. No additional consideration was paid by Mr. Miller for these Shares.

** Each of the reporting person, Milfam I L.P., Trust A-2 and Trust A-3 (collectively, the "Investors") is party to a subscription agreement dated as of March 31, 2003 with the Company (the "March Subscription Agreements"), pursuant to which the Investors subscribed to shares of Series A Class B Preferred Stock and Common Stock of the Company (as reported in Amendment No. 11 to the Statement, filed by Mr. Miller on April 4, 2003). The shares reported were issued to the Investors pursuant to
     Section 15 of the Agreements. No additional consideration was paid by the Investors for these Shares.

     (d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

     (e) Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

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                                                                     Page 6 of 7


     As more specifically described in Item 4, on May 18, 2007, Milfam, QFB, and Laurus entered into the Letter and Option Agreement pursuant to which QFB granted to Milfam an irrevocable right and option to enter into the QFB/Milfam Loan Documents for the issuance of (i) a 9% secured promissory note in the outstanding principal amount of $2,375,000 and (ii) a warrant to purchase up to 15% of the shares of the common stock of QFB on a fully diluted basis. Contemporaneously with entering into the Letter and Option Agreement, Milfam, QFB and Laurus entered into the QFB ROFR where under certain circumstances Laurus will be required (prior to transferring its warrant to acquire an equity interest in QFB to any third party) to give the Company, and then Milfam (in the event the Company declines) an opportunity to purchase such warrant pursuant to the same terms as Laurus shall have offered an unrelated third party. The foregoing descriptions of the Letter and Option Agreement and the QFB ROFR does not purport to be complete and is qualified in its entirety by reference to such documents, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

     ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

99.1 Letter and Option Agreement, dated as of May 18, 2007, by and among Quality Food Brands, Inc., Laurus Master Fund, Ltd. and Milfam I L.P.

99.2 Quality Food Brands Inc. - Right of First Refusal, dated as of May 18, 2007, by and among Quality Food Brands, Inc., Laurus Master Fund, Ltd. and Milfam I L.P.

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                                                                     Page 7 of 7


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: June 5, 2007


                                        /s/ Lloyd I. Miller, III
                                        ----------------------------------------
                                        Lloyd I. Miller, III